UNITED STATES

                   SECURITIES AND EXCHANGE COMMISSION

                          WASHINGTON, DC  20549

                               FORM U-3A-2

                            DECEMBER 31, 1996



 STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE U-3A-2 FROM
    THE PROVISIONS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                 To Be Filed Annually Prior to March 1.

                           IES INDUSTRIES INC.
                            (Name of Company)


hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

     1.   IES  Industries  Inc. (Industries) - Organized  as  a  holding
          company.   Incorporated  in Iowa.  Located  in  Cedar  Rapids,
          Iowa.

          The  following  companies  are  wholly-owned  subsidiaries  of
          Industries:

          IES Utilities Inc. (Utilities) - Organized as a public utility to engage in the generation, transmission, distribution and sale of electric energy, the purchase, distribution and sale of natural gas and to provide steam for industrial and heating purposes. Incorporated in Iowa. Located in Cedar Rapids, Iowa.

          IES Diversified Inc. (Diversified) - Organized as a holding company for Industries' diversified businesses. At December 31, 1996, direct subsidiaries, all of which are wholly-owned, include IES Transportation Inc., IES Energy Inc., IES Investments Inc. and IES International Inc. Incorporated in Iowa. Located in Cedar Rapids, Iowa.

          The following companies are subsidiaries of Utilities or one of its subsidiaries:

          IES Ventures Inc. (Ventures) - Organized as a holding company for non-utility investments. A wholly-owned subsidiary of Utilities. Incorporated in Iowa. Located in Cedar Rapids, Iowa.

          Aqua Ventures L.C. (Aqua Ventures) - Organized as an aquaculture facility to raise fish for human consumption. Ventures has a 35% equity investment as of December 31, 1996. Incorporated in Iowa. Located in Cedar Rapids, Iowa.

          IES Midland Development Inc. (Midland) - Organized to own and operate a landfill in Ottumwa, Iowa. A wholly-owned subsidiary of Ventures. Incorporated in Iowa. Located in Cedar Rapids, Iowa.

          The following companies are subsidiaries of Diversified or one of its subsidiaries:

          IES Transportation Inc. (IES Transportation) - Organized as a holding company for transportation industry investments of Industries. Incorporated in Iowa. Located in Cedar Rapids, Iowa.

          Cedar Rapids and Iowa City Railway Company (CRANDIC) - Organized as a railway. A wholly-owned subsidiary of IES Transportation. Incorporated in Iowa. Located in Cedar Rapids, Iowa.

          Heartland Rail Corporation (Heartland) - Organized to lease rail lines and right-of-ways. CRANDIC has a 33.8% equity investment as of December 31, 1996. Incorporated in Iowa. Located in Des Moines, Iowa.

          IEI Barge Services, Inc. (IEI Barge) - Organized to provide barge terminal and hauling service on the Mississippi River. IES Transportation has a 75.2% equity investment as of December 31, 1996. Incorporated in Iowa. Located in East Dubuque, Illinois.

          IES Transfer Services Inc. (Transfer Services) - Organized as a storage and transloading facility. A wholly-owned subsidiary of IES Transportation. Incorporated in Iowa. Located in Cedar Rapids, Iowa.

          Iowa Northern Railway Company (Iowa Northern) - Organized as a railway. During the fourth quarter of 1994, IES Transportation's investment in Iowa Northern was converted to non-voting preferred stock. Incorporated in Iowa. Located in Greene, Iowa.

          IES Energy Inc. (IES Energy) - Organized as a holding company for non-regulated domestic energy industry investments of Industries. Incorporated in Iowa. Located in Cedar Rapids, Iowa.

          Industrial Energy Applications, Inc. (IEA) - Organized to provide commodities-based and facilities-based energy services for customers, including purchasing energy, standby generation, cogeneration, steam production, propane air systems and pipeline bypass. A wholly-owned subsidiary of IES Energy. Incorporated in Iowa. Located in Cedar Rapids, Iowa.

          Industrial Energy Applications Delaware Inc. (IEAD) - Organized to be the limited partner in a gas gathering and pipeline system. A wholly-owned subsidiary of IEA. Incorporated in Delaware. Located in Cedar Rapids, Iowa.

          IEA-HES L.L.C. - Organized for natural gas marketing and power project development businesses of IEA. IEA has a 50% equity investment as of December 31, 1996. Incorporated in Iowa. Located in Cedar Rapids, Iowa.

          Whiting Petroleum Corporation (Whiting Petroleum) - Organized to purchase, develop and produce crude oil and natural gas, in part through the formation and operation of limited partnerships. A wholly-owned subsidiary of IES Energy. Incorporated in Delaware. Located in Denver, Colorado.

          Whiting Programs, Inc. (Whiting Programs) - Organized to be the general partner in several limited partnerships formed to purchase, develop and produce crude oil and natural gas in the United States. A wholly-owned subsidiary of Whiting Petroleum. Incorporated in Delaware. Located in Denver, Colorado.

          WOC Acquisition Company (WOC Acquisition) - Organized to purchase, develop and produce crude oil and natural gas in the United States until it was dissolved June 19, 1996.

          WOK Acquisition Company (WOK Acquisition) - Organized to purchase, develop and produce crude oil and natural gas in the United States. A wholly-owned subsidiary of Whiting Petroleum. Incorporated in Delaware. Located in Denver, Colorado.

          Ely, Inc. - Ely, Inc. has no significant assets other than cash. IES Energy has a 69.4% equity investment as of
          December  31, 1996.  Incorporated in Iowa.  Located  in  Cedar
          Rapids, Iowa.

          IES Investments Inc. (IES Investments) - Organized as a holding company for miscellaneous investments, primarily related to real estate, of Industries. Incorporated in Iowa. Located in Cedar Rapids, Iowa.

          Iowa Land and Building Company (ILBC) - Organized as a real estate holding company. A wholly-owned subsidiary of IES Investments. Incorporated in Iowa. Located in Cedar Rapids, Iowa.

          2001 Development Corporation (2001) - Organized to promote the economic development of downtown Cedar Rapids, Iowa, through real estate improvements. IES Investments has a 54.6% equity investment as of December 31, 1996. Incorporated in Iowa. Located in Cedar Rapids, Iowa.

          2002 Development Corporation (2002) - Organized as a real estate development company to develop specific property in downtown Cedar Rapids, Iowa. A wholly-owned subsidiary of 2001. Incorporated in Iowa. Located in Cedar Rapids, Iowa.

          Center Place Limited (Center Place) - Organized as a limited partnership to construct and operate multi-family rental apartments in downtown Cedar Rapids, Iowa. IES Investments has a 28.6% equity investment and 2001 has a 35.7% equity investment, both as of December 31, 1996. The partnership is organized in Iowa and located in Iowa City, Iowa.

          2060 Partnership (2060) - Organized as a partnership to develop real estate. 2001 has an 80% equity investment as of December 31, 1996. The partnership is organized in Iowa and located in Cedar Rapids, Iowa.

          Prairie Ridge Business Park L.C. (Prairie Ridge) - Organized to develop a business park in Cedar Rapids, Iowa. ILBC has a 70% equity investment as of December 31, 1996. Incorporated in Iowa. Located in Cedar Rapids, Iowa.

          IES Investco Inc. (Investco) - Organized as a holding company for certain equity investments. A wholly-owned subsidiary of IES Investments. Incorporated in Iowa. Located in Cedar Rapids, Iowa.

          Village Lakeshares, Inc. (VLI) - Organized as a holding company for resort properties. A wholly-owned subsidiary of IES Investments. Incorporated in Iowa. Located in Cedar Rapids, Iowa.

          Village Lakeshares L.P. (Lakeshares) - Organized as a limited partnership to manage and sell resort properties. IES Investments has a 32.9% equity investment and VLI has a 67.1% equity investment, both as of December 31, 1996. The partnership is organized in Iowa and located in Spirit Lake, Iowa.

          McLeod, Inc. (McLeod) - Organized as a holding company for various telecommunication businesses. At December 31, 1996, IES Investments has an equity investment of less than 20% voting interest. Incorporated in Delaware. Located in Cedar Rapids, Iowa.

          IES International Inc. (IES International) - Organized as a holding company for international investments of Industries. Incorporated in Iowa. Located in Cedar Rapids, Iowa.

          IES New Zealand Limited (IES New Zealand) - Organized as a holding company for IES ownership interests in two New Zealand utility companies. A wholly-owned subsidiary of IES International. Incorporated in New Zealand. Located in Auckland, New Zealand.

          Interstate Energy Corporation Pte Ltd. (PTE) - Organized as a holding company for Chinese investments of Industries. A wholly-owned subsidiary of IES International. Incorporated and located in Singapore.

          JIES Heat and Power Ltd. (JIES) - Organized as a limited liability joint venture of PTE and Jiaxing Heat & Power Plant. PTE has a 50% equity investment as of December 31, 1996. Incorporated in China. Located in Jiaxing, China.

      2. Industries is a holding company and has no significant properties other than common stock of affiliates, temporary cash investments and cash surrender values of corporate life insurance policies.

          On November 10, 1995, Industries, WPL Holdings, Inc. (WPLH) and Interstate Power Company (IPC) entered into an Agreement and Plan of Merger, as amended (Merger Agreement), providing for: a) IPC becoming a wholly-owned subsidiary of WPLH, and b) the merger of Industries with and into WPLH, which merger will result in the combination of Industries and WPLH as a single holding company (collectively, the Proposed Merger). The new holding company will be named Interstate Energy Corporation (Interstate Energy) and Industries will cease to exist. The Proposed Merger, which will be accounted for as a pooling of interests and is intended to be tax-free for federal income tax purposes, has been approved by the respective Boards of Directors and shareholders. It is still subject to approval by several federal and state regulatory agencies. The companies expect to receive such regulatory approvals by the end of the third quarter of 1997. Interstate Energy will be the parent company of Utilities, Wisconsin Power and Light Company (WPLH's utility subsidiary), and IPC and will be registered under the Public Utility Holding Company Act of 1935, as amended (1935 Act).

     Utilities -

          Utilities  is  a  public  utility  subsidiary  of  Industries.
          Utilities is engaged in the generation, transmission, distribution and sale of electric energy, the purchase, distribution and sale of natural gas and to provide steam for industrial and heating purposes. Utilities' operations are discussed below.

Electric Operations:

      Utilities' principal electric generating stations at December 31, 1996, are as follows:

          Name and Location                       Major Fuel    Minimum Net Kilowatts Accredited
             of Station                              Type                Generating Capability

Duane Arnold Energy Center, Palo, Iowa               Nuclear                        364,000  (1)

Ottumwa Generating Station, Ottumwa, Iowa            Coal        343,440  (2)
Prairie Creek Station, Cedar Rapids, Iowa            Coal        205,500
Sutherland Station, Marshalltown, Iowa               Coal        143,000
Sixth Street Station, Cedar Rapids, Iowa             Coal         65,000
Burlington Generating Station, Burlington, Iowa      Coal        211,800
George Neal Unit 3, Sioux City, Iowa                 Coal        144,200  (3)
    Total Coal                                                                    1,112,940

Peaking Turbines, Marshalltown, Iowa                 Oil         162,500
Centerville Combustion Turbines, Centerville, Iowa   Oil          48,600
Diesel Stations, all in Iowa                         Oil          12,200
    Total Oil                                                                       223,300

Grinnell Station, Grinnell, Iowa                     Gas          45,300
Agency Street Combustion Turbines,
  West Burlington, Iowa                              Gas          57,700
Burlington Combustion Turbines, Burlington, Iowa     Gas          63,100  (4)
Red Cedar Combustion Turbines, Cedar Rapids, Iowa    Gas          18,800  (5)
    Total Gas                                                                       184,900

  Total generating capability                                                     1,885,140


     (1) Represents Utilities' 70% ownership interest in this 520,000 Kw generating station. The plant is operated by Utilities.

     (2) Represents Utilities' 48% ownership interest in this 715,500 Kw generating station. The plant is operated by Utilities.

     (3) Represents Utilities' 28% ownership interest in this 515,000 Kw generating station which is operated by an unaffiliated utility.

     (4)  Burlington  Combustion Turbine Unit 3 became operational  June
          28, 1996.

     (5)  Red Cedar Cogeneration Station became operational December 13,
          1996.

     Utilities has entered into purchased power capacity and coal contracts and its minimum commitments are as follows (dollars and tons in thousands):

                         Purchased Power                    Coal
                       Dollars        Mw's            Dollars     Tons

          1997       $ 11,175       69 - 144         $  68,323    4,472
          1998          3,415        9 - 109            17,250      886
          1999          3,283        1 - 101            17,509      874
          2000            283              1            15,696      762
          2001            283              1            15,913      751


     The Company has several purchase power contracts for the annual six-month summer season and thus the minimum and maximum of the noted range represent the power purchased during the winter and summer seasons, respectively. The Company expects to supplement its coal contracts with spot market purchases to fulfill its future fossil fuel needs.

     At December 31, 1996, the transmission lines of Utilities, operating from 34,000 to 345,000 volts, approximated 4,436 circuit miles (primarily all located in Iowa). Utilities owned 108 transmission substations (all located in Iowa) with a total installed capacity of 8,647 MVa and 468 distribution substations (all located in Iowa) with a total installed capacity of 2,626 MVa.

     Utilities' electric facilities are interconnected with certain Iowa and neighboring utilities. Also, Utilities is a member of the Mid-Continent Area Power Pool (MAPP). This pool is comprised of 18 utilities which are Transmission Owning Members (TOM's) and 58 energy-related companies providing services in the upper midwest region of the United States, and operates pursuant to an agreement which provides for the interchange of electric energy, the sharing of responsibilities for production capacity and reserve and the supply of electric energy.

     Utilities and its predominant business, electric energy generation, transmission and distribution, are in a period of fundamental change in the manner in which customers obtain, and energy suppliers provide, energy services. As legislative, regulatory, economic and technological changes occur, electric utilities are faced with increasing pressure to become more competitive. Such competitive pressures could result in loss of customers and an incurrence of stranded costs (i.e., the cost of assets rendered unrecoverable as the result of competitive pricing). To the extent stranded costs cannot be recovered from customers, they would be borne by security holders.

     The National Energy Policy Act of 1992 addresses several matters designed to promote competition in the electric wholesale power generation market. In April 1996, the Federal Energy Regulatory
     Commission (FERC) issued final rules (FERC Orders 888 and 889), largely confirming earlier proposals, requiring electric utilities to open their transmission lines to other wholesale buyers and sellers of electricity. The rules became effective on July 9, 1996.

     FERC does not have jurisdiction over the retail jurisdiction, and thus the final FERC rules do not provide for the recovery of stranded costs resulting from retail competition. The various states retain jurisdiction over the question of whether to permit retail competition. The Iowa Utilities Board (IUB) is currently reviewing the possibility of retail competition and restructuring the electric utility industry in Iowa. The Company cannot predict the long-term consequences of these issues on its results of operations.

Gas Operations:

     With the advent of FERC Order 636 (Order 636), issued in 1992, the nature of Utilities' gas supply portfolio has changed. Order 636, among other things, eliminated the interstate pipelines' obligation to serve and now requires Utilities to purchase virtually 100% of its gas supply requirements from non-pipeline suppliers. Utilities has enhanced access to competitively priced gas supply and more flexible transportation services as a result of Order 636.
     However, under Order 636, Utilities is required to pay certain transition costs incurred and billed by its pipeline suppliers.

     Utilities began paying the transition costs in 1993 and at December 31, 1996, has recorded a liability of $4.2 million for those transition costs that have been incurred, but not yet billed, by the pipelines to date, including $2.1 million expected to be billed through 1997. Utilities is currently recovering the transition costs  from  its  customers  through its Purchased  Gas  Adjustment
     Clauses as such costs are billed by the pipelines. Transition costs, in addition to the recorded liability, that may ultimately be charged to Utilities could approximate $3.8 million. The ultimate level of costs to be billed to Utilities depends on the pipelines' future filings with the FERC and other future events, including the market price of natural gas. However, Utilities believes any transition costs that the FERC would allow the pipelines to collect from Utilities would be recovered from its customers, based upon regulatory treatment of these costs currently and similar past costs by the Iowa Utilities Board (IUB). Accordingly, regulatory assets, in amounts corresponding to the recorded liabilities, have been recorded to reflect the anticipated recovery.

     Contracts with the pipelines subsequent to Order 636 are comprised primarily of firm transportation, firm storage and no-notice service. Firm transportation contracts grant Utilities access to firm pipeline capacity which is used to transport gas supplies from non-pipeline suppliers on peak day. Firm storage service allows Utilities to purchase gas during off-peak periods and place this gas in an account with the pipelines. When the gas is needed for peak day deliveries, Utilities requests and the pipelines deliver the gas back on a firm basis. No-notice service grants Utilities the right to take more or less gas than is actually scheduled up to the level of no-notice service. No-notice service takes the form of transportation balancing or storage service depending on the pipeline.

     Utilities' portfolio of firm transportation, firm storage and no-notice service from pipelines is as follows:

                                     Firm              Firm
                                Transportation        Storage        No-Notice

     Northern:
       Volume (Dekatherm/day)     142,996             48,218          10,000
       Expiration date            10/31/97           10/31/97        10/31/97

     Natural:
       Volume (Dekatherm/day)      28,605             34,014             996
       Expiration date           11/30/2000          11/30/98        11/30/98

     ANR:
       Volume (Dekatherm/day)      60,737             19,180           5,000
       Expiration date           10/31/2003         10/31/2003      10/31/2003


     In addition to firm storage with pipelines, Utilities also contracts for firm storage from Llano, Inc. This contract calls for peak day deliveries of 18,667 Dekatherm(Dth)/day and expires May 31, 1997.

     Gas supply is purchased from a variety of non-pipeline suppliers located in the United States and Canada having access to virtually all major natural gas producing regions. For the calendar year 1996, Utilities' maximum daily load occurred on February 2, 1996 with total system flow of approximately 290,987 dekatherms, including transported volumes, and a total contract availability of approximately 276,352 dekatherms.

     As a result of Order 636, Utilities accepted assignment of certain gas supply contracts previously held by Northern. Accepting assignment of these contracts resulted in lower costs to Utilities than would have been incurred had Northern bought out the agreements and billed Utilities for its share of such costs.

     Contracts assigned to Utilities from Northern have maximum delivery requirements of 13,631 Dth, and minimum take requirements of 2,726 Dth. Additional firm gas supply agreements were independently negotiated by Utilities with various non-pipeline suppliers. These gas supply agreements have maximum and minimum obligations and will be delivered through gas transmission pipelines as follows:

                                Maximum           Minimum
                             Daily Quantity    Daily Quantity
                               (Dth/day)         (Dth/day)

                 Northern       57,569            28,358
                 Natural        26,575            18,575
                 ANR            41,000            25,500


     These gas supply contracts have expiration dates ranging from a few months to almost seven years. Rates charged by Utilities'
     suppliers are subject to regulation by the FERC. Utilities' tariffs provide for subsequent adjustments to its natural gas rates for changes in the cost of natural gas purchased for resale.

     3. The following information provides the electric and gas data for the year ended December 31, 1996:

          a.   Number of Kwh of electric energy sold:

                    Utilities
                         Retail                         9,438,806,000
                         Wholesale                      1,745,696,000  (i)

               Number   of   Dekatherms   of   natural   gas
               distributed, including transported volumes:

                    Utilities                              42,140,000

          b. Number of Kwh of electric energy sold at retail outside of the state of incorporation:

                    Utilities                                    None

               Number of Dekatherms of natural gas distributed at retail outside of the state of incorporation:

                    Utilities                                    None

          c. Number of Kwh of electric energy sold at wholesale outside of the state of incorporation:

              Primarily through transactions in MAPP

                   Utilities                            1,021,077,000

               Number of Dekatherms of natural gas distributed at wholesale outside of the state of incorporation:

                    Utilities                                    None

          d. Number of Kwh of electric energy purchased outside of the state of incorporation:

              Primarily through transactions in MAPP

                    Utilities                           2,601,617,000

               Number of Dekatherms of natural gas purchased outside of the state of incorporation:

                    Utilities                              31,809,000  (ii)

               (i) Includes sales to resale customers and off-system sales to other utilities.

              (ii)  Represents  spot  gas  purchases  which   are
                    transported to Utilities' distribution systems (in the State of Iowa) via three interstate pipeline systems.

     4.  a.    IES Industries has direct and indirect interests in
               the common equity of two New Zealand utility companies and in the common equity of a Chinese utility company.

                    Powerco Limited (Powerco)
                    151 St Hill Street
                    Wanganui, New Zealand

                    Powerco statistics:
                         73,000 electric customers
                         16,000 gas customers
                         859,000 Mwh electric sales
                         764 Gwh gas sales
                         14,400 sq. Km Electric Network Service Area
                         600 Km of gas distribution lines
                         9.4 Mw of installed generating capacity
                         $80 million of fixed capital assets (U.S. dollars) $56 million of annual revenue (U.S. dollars)

                    Central Power Limited (Central Power)
                    400 Church Street
                    Palmerston North, New Zealand

                    Central Power statistics:
                         33,000 electric customers
                         464,000 Mwh electric sales
                         6,200 sq. Km Electric Network Service Area
                         No electric generation capacity
                         $62 million of fixed capital assets (U.S. dollars) $48 million of annual revenue (U.S. dollars)

                    JIES Heat and Power Ltd.
                    Yun he Xiao Tu, Wai Juan Road
                    Jiaxing, Zhejiang Province
                    People's Republic of China

                    JIES's  facilities  include  a  36  Mw  coal   fired
                    cogeneration plant and a steam distribution system.

                    JIES statistics:
                         1 electric customer
                         27 steam customers
                         172,950 Mwh electric sales
                         130,000 tons steam sales
                         $23 million of fixed assets (U.S. dollars)
                         $11 million of annual revenue (U.S. dollars)

   b.  &  c.   At December 31, 1996, IES New Zealand Limited
               (IES  New  Zealand) owned approximately 8% of the  common
               equity of both Powerco and Central Power. IES Investments
               also  has a $10 million loan to a New Zealand corporation
               and  such  loan  is  secured  by  stock  options  of  the
               borrower.   The  borrower also has  beneficial  ownership
               interest in Powerco of less than 10%.

               Interstate  Energy Corporation Pte Ltd. contributed
               $13.1  million for 50% of the capital stock of JIES.   No
               debt or other financial obligations of JIES have recourse to the company or any of its affiliates.


          d.   Powerco (Year ended March 31, 1996):

                                                              Millions U.S. $
                   Net Income                                      $   6
                   Capitalization (Shareholder Funds)              $  91


                   Central Power (Year ended March 31, 1996):

                                                              Millions U.S. $
                   Net Income                                      $  14
                   Capitalization (Shareholder Funds)              $  84

               Effective  December 16, 1996, Central Power  merged  with
               Electro  Power  of  Palmerston North, New  Zealand.   The
               above results do not include the impact of such merger.


                    JIES (Year ended December 31, 1996):

                                                              Millions U.S. $
                   Net Income                                    $   0.5
                   Capitalization                                $  26.1


        e.     There   are  no  service,  sales  or  construction
               contracts between IES Industries Inc., or any of its subsidiaries, and Powerco, Central Power or JIES.

Exhibit A

     Exhibit A, pages 14 through 16, shows a consolidating balance sheet of the claimant and its subsidiary companies as of December 31, 1996, together with a consolidating statement of income of claimant and its subsidiary companies for the year ended December 31, 1996.

      Exhibit A(i), pages 17 through 19, shows a consolidating balance sheet as of December 31, 1996, together with a consolidating statement of income for the year ended December 31, 1996, for Utilities.

      Exhibit A(ii), pages 20 through 25, shows a consolidating balance sheet as of December 31, 1996, together with a consolidating statement of income for the year ended December 31, 1996, for Diversified.

      Exhibit A(iii), pages 26 through 31, shows a consolidating balance sheet as of December 31, 1996, together with a consolidating statement of income for the year ended December 31, 1996, for IES Transportation.

      Exhibit A(iv), pages 32 through 40, shows a consolidating balance sheet as of December 31, 1996, together with a consolidating statement of income for the year ended December 31, 1996, for IES Investments.

      Exhibit A(v), pages 41 through 46, shows a consolidating balance sheet as of December 31, 1996, together with a consolidating statement of income for the year ended December 31, 1996, for IES Energy.

      Exhibit A(vi), pages 47 through 49, shows a consolidating balance sheet as of December 31, 1996, together with a consolidating statement of income for the year ended December 31, 1996, for IES International.


Exhibit B:  Financial Data Schedule

     Item No. 1:  Total Assets = $2,125,561,797

     Item No. 2:  Total Operating Revenues = $973,911,896

     Item No. 3:  Net Income = $60,907,300


Exhibit C

      At December 31, 1996, IES International Inc. or its subsidiaries owned approximately 8% of the common equity of both Powerco Limited and Central Power Limited, two New Zealand utility companies, and 50% of the common equity of JIES Heat and Power Ltd., a Chinese utility company. IES International Inc. is a wholly-owned subsidiary of IES Diversified Inc. and IES Diversified Inc. is a wholly-owned subsidiary of IES Industries Inc., the claimant of this report.


      The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 26th day of February, 1997.


                              IES Industries Inc.



                             By /s/            John E. Ebright
                                               John E. Ebright
                                    Controller & Chief Accounting Officer



Corporate Seal

Attest:



/s/  Stephen W. Southwick




      All notices and correspondence concerning this statement should be addressed to:

                              John E. Ebright
                              Controller & Chief Accounting Officer
                              IES Industries Inc.
                              P. O. Box 351
                              Cedar Rapids, Iowa 52406